

September 27, 2011

<u>Via E-mail</u>
Donna Cashwell
Chief Executive Officer
Dynamic Nutra Enterprises Holdings, Inc.
3929 Browning Place
Raleigh, NC 27609

> **Re:** **Dynamic Nutra Enterprises Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 31, 2011**
> **File No. 333-176587**

Dear Ms. Cashwell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>General</u>

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

2. Your registration statement relates to the resale by security holders of shares purchased in the September 2010 private placement. It is inaccurate to attribute the proceeds of the September 2010 private placement to the resale of the common stock by the selling security holders pursuant to this registration statement. Please revise your disclosure throughout the registration to clearly differentiate the proceeds of the September 2010 private placement and the resale transaction registered herein. Please delete all

references to your receipt of proceeds from this transaction or proceeds from the resale of the common stock.

- For example, please delete the statement on the cover page that "We will receive $190,000 in proceeds from the sale of the common stock," delete the similar disclosure on page 4 of your prospectus summary and revise your disclosure on page 10 to clarify that you will not receive any proceeds from the sale of common stock by the selling security holders pursuant to this registration statement.
- As another example, the disclosure under "Use of Proceeds" should be removed as you are not receiving any proceeds from this offering.

<u>Prospectus Summary, page 4</u>

<u>The Offering, page 4</u>

3. Please revise your disclosure of common stock outstanding to be as of a date as practicably recent to the date of the prospectus as possible. This amount should include the 2,040,000 shares of common stock held by the selling security holders that are currently issued and outstanding.

<u>Risk Factors, page 6</u>

4. Please expand your disclosure to add a risk factor that discloses the risks to your business as a result of the inclusion of a going concern assumption in the report of your independent registered public accounting firm. Please also disclose in this risk factor that the auditor's going concern opinion may have a detrimental effect on your ability to obtain additional funding.

5. You disclose on page 15 that you currently only have two employees who work 20 hours per week. Please expand your disclosure to add a risk factor that discloses the risks to your business resulting from the fact that you do not have any full time employees and that your officers and directors have other full-time employment.

6. Based on your disclosures on page 21, it appears that in the past five years, your officers and directors do not have any work experience in marketing nutraceuticals or health supplements. Accordingly, please expand your disclosure to add a risk factor that discloses the risks to your business resulting from the fact that your officers and directors do not have any recent work experience in marketing nutraceuticals or health supplements.

7. If true, please expand your disclosure to add a risk factor that discloses that in the event you are able to become a distributor for Xango, your officers and directors do not have experience in recruiting and maintaining distributors in a direct sales network and the resulting risks to your business.

<u>"We have limited operating history and face many of the risks…" page 6</u>

8. Please expand your disclosure to disclose the amount of your revenues received to date and accumulated deficit as of May 31, 2011 or, if available, as of August 31, 2011.

<u>"We need additional capital to develop our business," page 6</u>

9. Please expand your disclosure to estimate your expectation of how long the proceeds of the September 2010 private placement will fund your business.

<u>"Our growth strategy reflected in our business plan may be unachievable....," page 7</u>

10. Please expand your risk factor disclosure, or add a new risk factor, to discuss the risks associated with elements of your growth plan focused on building a network marketing organization within Xango's current network marketing organization, for example, if you are unable to finalize an agreement with Xango or are unable to recruit distributors to your network.

<u>"Our Articles of Incorporation provide for indemnification of officers…" page 8</u>

11. Your Articles of Incorporation, filed as Exhibit 3.1, do not include an indemnification provision. Please revise your disclosure here and on pages 23 and 25 to clarify that this provision is only included in your By-Laws. Alternatively, please file a copy of your amended articles of incorporation which include this provision.

<u>Plan of Distribution, page 12</u>

12. Please revise your disclosure throughout your registration statement, including here, page 11 and 16 and your cover page, to clarify the status of your application to obtain listing on the OTCBB. On page 12 you disclose that you will file a listing application concurrently with the filing of the prospectus but on page 16 you disclose that you will file such application on effectiveness of the prospectus. Please revise accordingly throughout the filing.

<u>Description of Business, page 14</u>

13. We note your reference to risks related to the "regulatory requirements in the intellectual marketplace" included on page 7 in the risk factor titled "Our growth strategy reflected in our business plan may be unachievable or may not result in profitability." Please expand your disclosure to include a discussion of the applicable regulatory requirements to which you have referred and describe the regulatory framework to which your business may be subject. Please see Item 101(h)(4)(ix) of Regulation S-K.

14. Please expand your disclosure to include a discussion of the competitive conditions of the dietary supplement industry and the acne treatment industry. Please see Item 101(h)(4)(iv) of Regulation S-K.

The Company, page 14

15. Please delete references throughout the registration statement to your role as a manufacturer as it appears your sole business function is the resale and marketing of Viasalus provided pursuant to your agreement with Viasalus. We expect that there will be substantial revisions to the registration statement as a result of this comment.

16. We note your disclosure on page 14 that "Users reported that DNE's Viasalus… eliminates their acne in an average of 90 days." Please expand your disclosure here and on page 19 to include the following:

- Describe the "users," indicate the number of "users" that reported results and describe the acne conditions of such "users" upon initiation of the study;
- Indicate the nature of use by the "users," for example the number of supplements taken daily;
- Describe any other controlled or common conditions of use;
- Describe how results were measured;
- Disclose any adverse conditions or results experienced by "users" during the course of their use of Viasalus; and
- Disclose the number of "users" for which Viasalus was not effective or discontinued treatment.

Marketing and Sales, page 14

17. Please expand your disclosure to indicate the current status of your website development and when you plan to launch your website and advertising campaign.

Product Line Extension through Xango™ Network, page 15

18. Please disclose the status of your plans to "tap into the highly successful network marketing organization, Xango." If you have not entered into an agreement, please expand your disclosure throughout the registration statement, including on pages 15 and 20, to state that you have not entered into an agreement and may never do so.

19. Please disclose the source of the statements here and on page 20 that "Xango is today the fourth largest direct sales company in the U.S. behind industry heavyweights Avon, Amway and Mary Kay" and "[t]he combination of products that deliver obvious health benefits and a lucrative shared profits rate structure helped Xango grow to a $1 billion company during its first five years." Alternatively, please delete these statements.

20. Please disclose how you intend to recruit distributors to your network marketing organization. If recruited distributors will be your employees, please indicate how proceeds will be shared between the company and the employee-distributor. Further, please indicate whether recruited distributors will also sell Beta Glucan along with Xango products.

21. You disclose here and on page 20 that "[t]he company will retain 50 percent of proceeds for the Xango products it sells to the first-level of distributors and 15 percent of proceeds for the Xango products sold to the second-level of distributors – those distributors recruited by the first-level distributors." Please clarify how you are defining proceeds. In addition, to the extent known, please expand your disclosure to disclose the percentage of the Xango products' sales price which you will retain as a distributor and upon sales by first-level and second-level distributors.

Agreement with Viasalus, LLC, page 15

22. As your sole supplier of Beta Glucan, your agreement with Viasalus, LLC appears to be material. Please file a copy of your agreement with Viasalus pursuant to Item 601(b)(10) of Regulation S-K.

Description of Property, page 15

23. Please indicate whether your principal executive office location is owned or leased. Please see Item 102 of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 16

24. Please update your disclosure with respect to the availability of Rule 144 for the resale of the shares issued in the September 20, 2011 private placement.

Audited Consolidated Financial Statements

Statement of Operations, page F-4

25. Please indicate on this statement, and elsewhere in the document, whether the revenue is product sales, commissions earned or interest income. If product sales have occurred, explain how you sell product without holding any inventory.

Notes to Financial Statements

(G) Revenue Recognition, page F-9

26. Please clarify how you recognize revenue for your Beta Glucan product. In this regard, revise your revenue recognition policy to address both product revenue and commission

revenue. In addition, disclose your accounting policy with regards to sales incentives you plan to offer your customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 19

27. You disclose here that your company was incorporated to "market and sell" Beta Glucan however in other areas of the document you indicate that the company will "manufacture and sell" Beta Glucan. In addition, you indicate under this heading that you "plan to" partner with a network marketing organization to sell Xango however in other parts of the document (i.e. under the heading (A) Organization on page F-7) you indicate that you "have" partnered with a network marketing organization to sell Xango. Please revise your document for consistency.

28. Please disclose the source of the following statements: "Supplements made up $40.5 billion of the total neutraceutical market in 2008 and are expected to grow to $48.8 billion by 2013. The U.S. leads the world with more than 32.8 percent of the global market share."

Marketing and Sales, page 19

29. Please file a copy of your agreement with Paradigm pursuant to Item 601(b)(10) of Regulation S-K.

30. Please expand your disclosure to provide additional information regarding the research conducted by scientists working with Beta Glucan for optimized immune system support which indicated the proper recommended dosage. Your disclosure should, among other things

- Disclose the name of the drug used in this research and how this drug differs from Viasalus;
- Clarify that you are marketing Viasalus as an acne treatment, not for an optimized immune system support;
- Disclose whether research has been conducted for the proper recommended dosage of Viasalus as an acne treatment;
- Describe the nature of the research;
- Indicate the number of individuals subject to the research;
- Disclose any adverse reactions or effects observed; and
- Clarify whether this research was conducted by an independent third party.

Results of Operations, page 21

31. You disclose that for the period from inception (June 8, 2010) through May 31, 2011 you had $1,425 in revenue. Please disclose how you derived the revenues.

Directors, Executive Officers, Promoters and Control Persons, page 21

32. Please indicate the period during which Ms. Gignac worked for Geac, Inc.

33. Please disclose Ms. Gignac's 25 years of nutrition experience. Alternatively, please delete the reference to nutrition.

Item 13. Other Expenses of Issuance and Distribution, page 25

34. Please reconcile your disclosure on page 10 that offering expenses totaled $14,000 with your disclosure on pages 13 and 25 that total expenses are estimated to be more than $44,000. Please note that your disclosure should be made in light of the expenses attributable to the resale offering to be registered herein and should be differentiated from the expenses associated with the September 2010 offering.

Item 16. Exhibits, page 27

35. Please file a copy of the consulting agreement described on page F-11 pursuant to which you have paid $25,000 for services as of May 31, 2011.

Ex. 23-1 Consent Of Independent Registered Public Accounting Firm

36. Please have your auditors revise the consent to indicate the date of their accounting report as August 31, 2011 rather than July 15, 2011 as noted in this consent to properly reflect the date indicated on the audit report.   Also correct the date of the financial statements to read May 31, 2011.

Signatures, page 29

37. Please revise your filing to include the signature of the principal financial officer and the principal accounting officer. If Ms. Cashwell or Ms. Gignac serves in either such capacity, please so indicate by caption in your amended filing. Please see Instructions 1 and 2 to the Signatures section of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Senior Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP